Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 March 9, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                             FT 8587
                     FT Equity Allocation ETF Model Portfolio, 2Q '20
                                      (the "Trust")
                         CIK No. 1796418 File No. 333-236591
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
---------

      1. IF THE TRUST HAS A SIGNIFICANT INVESTMENT IN ANY SECTOR, COUNTRY AND/OR THEME, PLEASE IDENTIFY SUCH SECTOR, COUNTRY AND/OR THEME AND ADD RELEVANT RISK DISCLOSURE.

      Response: If the final portfolio for the Trust includes a significant investment in any sector, country and/or theme, appropriate disclosure will be included.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                     Very truly yours,

                                                     CHAPMAN AND CUTLER LLP


                                                     By /s/ Daniel J. Fallon
                                                        ________________________
                                                        Daniel J. Fallon